                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                   (MARK ONE)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2002
                           or

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
     THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from ___       to

                         COMMISSION FILE NUMBER 1-14760

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Title:           RAIT Investment Trust 401(k) Profit
                                         Sharing Plan
                        Address:         See Below

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Name:            RAIT Investment Trust
                        Address:         c/o RAIT Partnership, L.P.
                                         1818 Market Street, 28th Floor
                                         Philadelphia, PA  19103

                              REQUIRED INFORMATION

      FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS RAIT INVESTMENT TRUST 401(K) PROFIT SHARING PLAN DECEMBER 31, 2002 AND 2001

                                 C O N T E N T S



                                                                                Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                3


FINANCIAL STATEMENTS

       STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS                           4

       STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS                 5

       NOTES TO FINANCIAL STATEMENTS                                              6


SUPPLEMENTAL INFORMATION

       SCHEDULE H, PART 4i - FORM 5500 - ASSETS HELD FOR INVESTMENT PURPOSES     12

       SCHEDULE H, PART 4j - FORM 5500 - REPORTABLE (5%) TRANSACTIONS            13

       SCHEDULE I, PART II 4a - FORM 5500 - NONEXEMPT TRANSACTIONS               14


               Report of Independent Certified Public Accountants

Plan Administrator and Participants of the RAIT Investment Trust 401(k) Profit Sharing Plan

      We have audited the accompanying statements of assets available for plan benefits of the RAIT Investment Trust 401(k) Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in assets available for plan benefits for the year ended December 31, 2002. These financial statements and the supplemental schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in its assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

      Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
June 27, 2003

                RAIT Investment Trust 401(k) Profit Sharing Plan

                STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS

                                  December 31,


                        ASSETS                          2002         2001
                                                        ----         ----
Investments at fair value
    Mutual funds
       Fidelity Advisor Equity Growth Fund            $ 45,265     $ 20,869
       Fidelity Advisor Balanced Fund                   27,650        3,882
       Fidelity Advisor Growth and Income Fund          23,013        3,185
       Fidelity Advisor Growth Opportunities Fund       19,371       15,585
       Fidelity Advisor Mid Cap Fund                    31,549       17,333
       Fidelity Advisor Value Strategies Fund           15,854        5,975
    Common stock                                       591,568      304,700
                                                      --------     --------
         Total investments                             754,270      371,529
                                                      --------     --------
    Cash and cash equivalents                           16,545       16,657
    Loans to participants                               25,911          305
                                                      --------     --------
         Net assets available for plan benefits       $796,726     $388,491
                                                      ========     ========


   The accompanying notes are an integral part of these financial statements.

                RAIT Investment Trust 401(k) Profit Sharing Plan

           STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS

                          Year ended December 31, 2002


ADDITIONS
    Investment income
       Interest and dividends                             $  56,562
       Net depreciation in fair value of mutual fund        (35,857)
       Net appreciation in fair value of common stock       104,664
                                                          ---------
                                                            125,369

    Contributions
       Employer                                              80,464
       Employee                                             131,860
       Rollovers                                             71,752
                                                          ---------
                                                            284,076
         Total additions                                    409,445
                                                          ---------

DEDUCTIONS
    Benefits paid to participants                             1,210
                                                          ---------
         Total deductions                                     1,210
                                                          ---------
         Net increase                                       408,235
ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year       388,491
                                                          ---------
ASSETS AVAILABLE FOR PLAN BENEFITS, end of year           $ 796,726
                                                          =========


   The accompanying notes are an integral part of these financial statements.

                RAIT Investment Trust 401(k) Profit Sharing Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


NOTE A - DESCRIPTION OF PLAN

The following description of the RAIT Investment Trust (the Company) 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1.    General

The Plan is a defined contribution plan, established by RAIT Investment Trust (Sponsor and Plan Administrator), covering all salaried employees of the RAIT who are 21 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All Plan administrative expenses are paid by the Sponsor.

2.    Contributions

Each year, participants may elect to make contributions through payroll deductions of their weekly salary up to the maximum percentage of compensation and dollar amounts permissible under the Internal Revenue Code, $11,000 for 2002. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct their investment of their contributions into various investment options offered by the Plan. The Plan currently offers six mutual funds and Company common stock as investment options for participants. The Company contributes 75 percent of base compensation that a participant contributes to the Plan. The matching Company contribution is invested directly in Company common stock.

3.    Participants' Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are elected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4.    Vesting

Participants are fully vested in their self-directed participant accounts. Participants are vested in the employer match portion over a six-year period if they are credited with the completion of 1,000 hours of service during the Plan year. For the Plan year-end December 31, 2002, the vesting schedule is as follows: -0-% vested at 1 year, 20% vested at 2 years, 40% vested at 3 years, 60% vested at 4 years, 80% vested at 5 years, and 100% vested at 6 years. Subsequent to year-end, the Trustees of the Plan amended the vesting schedule. The new vesting schedule effective May 1, 2003 is as follows: 20% vested at 1 year, 40% vested at 2 years, 60% vested at 3 years, 80% vested at 4 years, and 100% vested at 5 years.

                                   (Continued)

                RAIT Investment Trust 401(k) Profit Sharing Plan

                           December 31, 2002 and 2001



NOTE A - DESCRIPTION OF PLAN - Continued

      5. Loan Provisions

      A participant may borrow up to 50% of the balance in his or her account, with a minimum of $1,000 and a maximum of $50,000. The loans are secured by the balance in the participant's account and bear interest at a rate that provides a rate of return commensurate with the interest rate that would be made under similar circumstances to the borrower. Participants may choose to repay the loan in one to five years through payroll deductions.

      6. Payment of Benefits

      On termination of services due to death, disability, retirement, or termination for other than those reasons, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

      7. Forfeited Accounts

      At December 31, 2002, the forfeited nonvested accounts totaled $5,508. These amounts will be used to reduce future employer contributions. Also, during 2002, employer contributions were reduced by $18,431 from forfeited nonvested accounts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING AND ADMINISTRATIVE POLICIES

      1. Basis of Accounting

      The accompanying financial statements have been prepared on the accrual basis of accounting.

      Statement of Position (SOP) 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters, eliminated the previous requirement for a defined contribution plan to disclose participant-directed investment programs as a separate fund, either in columnar form in the financial statements or in the related disclosures. This SOP is effective for financial statements for plan years ending after December 15, 1999, and was adopted by the Plan effective January 1, 2001.

      2. Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. Actual results may differ from such estimates.

                                   (Continued)

                RAIT Investment Trust 401(k) Profit Sharing Plan

                           December 31, 2002 and 2001


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING AND ADMINISTRATIVE POLICIES -
Continued

      3. Investments

      The trust established under the Plan is administered through participation in the RAIT Investment Trust (the Trust) 401(k) Profit Sharing Plan. The Trust is a tax-exempt trust registered as an open-end management investment company. The Plan's investments are stated at fair value. Quoted market prices are used to value investments in common stock. Mutual funds are valued at the net asset value of units held by the plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      4. Payment of Benefits

      Benefits are recorded when paid.

      5. Plan Termination

      The Sponsor intends to continue the Plan indefinitely. Upon termination of the Plan, or upon complete discontinuance of contributions, the participant will immediately become 100% vested in the value of the participant's account, regardless of the Plan's current vesting schedule.

NOTE C - INVESTMENTS

      The following investment vehicles are available to the participants:

      Fidelity Advisor Equity Growth Fund - Seeks to achieve capital appreciation through investments in domestic and foreign companies that are believed to have an above average growth potential. The fund normally holds at least 65% of its total holding in common stock.

      Fidelity Advisor Balanced Fund - Seeks to achieve both income and capital growth through investments in domestic and foreign companies with emphasis on above-average income-producing securities that tend to have more value than growth characteristics. The fund typically holds approximately 60% of its total holdings in stock and other equity securities and at least 25% of its total holdings in fixed-income senior securities, typically debt securities and preferred stock. The remainder is invested in bond and other debt securities that include lower-quality debt securities.

      Fidelity Advisor Growth and Income Fund - Seeks a high total return through investments in domestic and foreign companies that currently pay common stock dividends and show potential for capital appreciation. The fund also potentially invests in lower-quality debt securities and common stock that does not currently pay dividends to seek a higher capital return.

      Fidelity Advisor Growth Opportunities Fund - Seeks long-term capital growth through investments in domestic and foreign companies primarily in common stock.

                                   (Continued)

                RAIT Investment Trust 401(k) Profit Sharing Plan

                           December 31, 2002 and 2001




NOTE C - INVESTMENTS - Continued

      Fidelity Advisor Mid Cap Fund - Seeks long-term capital appreciation through investments in common stock of domestic and foreign companies with medium market capitalization. The fund typically holds at least 65% of its total funds in these types of securities.

      Fidelity Advisor Value Strategies Fund - Seeks capital appreciation through investments in common stock of domestic and foreign companies that the fund managers believe are undervalued in the marketplace. The fund typically invests in medium-sized companies, but will also invest in larger and smaller companies.

      RAIT Investment Trust Common Stock - The Company is a real estate investment trust (REIT) that makes investments in real estate primarily by making real estate loans, acquiring real estate loans, and acquiring interests in real estate. The stock is traded on the New York Stock Exchange (NYSE).

      The Trust holds the assets of the above accounts.

      Investments in Mutual Funds Managed by the Trust

      Changes in the units of beneficial interest of the mutual funds held by the Trust in which the Plan participated from January 1, 2002 to December 31, 2002, were as follows:

                                                    Mutual funds
                                            -------------------------------
                                                         Unit        Fair
                                             Units       value       value
                                             -----       -----       -----
Fidelity Advisor Equity Growth Fund
   Beginning                                    425     $48.69      $20,869
   Ending                                     1,337      33.77       45,265
                                            -------     ------      -------
       Net increase (decrease)                  912     $(14.92)    $24,396
                                            =======     ======      =======
Fidelity Advisor Balanced Fund
   Beginning                                    249     $15.53      $ 3,882
   Ending                                     2,001      13.79       27,650
                                            -------     ------      -------
       Net increase (decrease)                1,752     $(1.74)     $23,768
                                            =======     ======      =======
Fidelity Advisor Growth and Income Fund
   Beginning                                    195     $16.17      $ 3,185
   Ending                                     1,759      13.04       23,013
                                            -------     ------      -------
       Net increase (decrease)                1,564     $(3.13)     $19,828
                                            =======     ======      =======




                                   (Continued)

                RAIT Investment Trust 401(k) Profit Sharing Plan

                           December 31, 2002 and 2001




NOTE C - INVESTMENTS - Continued

                                                       Mutual funds
                                               -------------------------------
                                                            Unit        Fair
                                                Units       value       value
                                                -----       -----       -----
Fidelity Advisor Growth Opportunities Fund
   Beginning                                       540     $28.76      $15,585
   Ending                                          872      22.19       19,371
                                               -------     ------      -------

       Net increase                                332     $ 6.57      $ 3,786
                                               =======     ======      =======

Fidelity Advisor Mid Cap Fund

   Beginning                                       901     $19.18      $17,333
   Ending                                        2,020      15.59       31,549
                                               -------     ------      -------

       Net increase (decrease)                   1,119     $(3.59)     $14,216
                                               =======     ======      =======

Fidelity Advisor Value Strategies Fund

   Beginning                                       221     $26.88      $ 5,975
   Ending                                          799      19.77       15,854
                                               -------     ------      -------

       Net increase (decrease)                     578     $(7.11)     $ 9,879
                                               =======     ======      =======

      The fair value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 2002 and 2001, is as follows:

                                          2002         2001
                                        --------     --------
RAIT Investment Trust Common Stock      $591,568     $304,700
Fidelity Advisor Equity Growth Fund       45,265       20,869

NOTE D - RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by RAIT Investment Trust 401(k) Profit Sharing Plan. RAIT Investment Trust is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are shares of Company common stock. The Company is the Plan Sponsor, and therefore, these transactions qualify as party-in-interest transactions. Investments include 27,386 and 18,688 shares of the Company's stock valued at $591,568 and $304,700 as of December 31, 2002 and 2001, respectively.

NOTE E - TAX STATUS

      The Plan received a favorable determination letter from the Internal Revenue Service dated May 1, 2003, indicating the Plan is qualified under
      Section 401(a) of the Internal Revenue Code of 1986 and, therefore, the trust is tax exempt under Section 501(a) of the Code. The Plan has not been amended since the date of the determination letter.

                            SUPPLEMENTAL INFORMATION

                RAIT Investment Trust 401(k) Profit Sharing Plan

                                 EIN 23-2919819
                                  Plan No. 001

      SCHEDULE H, PART 4i - FORM 5500 - ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2002

                                                             (c) Description of
                                                           investment, including
                                                           maturity date, rate of
            (b) Identity of issuer, borrower, lessor        interest, collateral,
    (a)              or similar  party                       par or maturity value      (d) Current value
    ---              -----------------                       ---------------------      -----------------
                                                                Common Stock
                                                                ------------

     *      RAIT Investment Trust                           27,386 shares                     $  591,568
                                                                                              ----------

                                                            Total common stock                   591,568
                                                                                              ----------

                                                                  Mutual Funds
                                                                  ------------
            Fidelity Advisor Equity Growth Fund             1,337 units                           45,265

            Fidelity Advisor Balanced Fund                  2,001 units                           27,650

            Fidelity Advisor Growth and Income Fund         1,759 units                           23,013

            Fidelity Advisor Growth Opportunities Fund      872 units                             19,371

            Fidelity Advisor Mid Cap Fund                   2,020 units                           31,549

            Fidelity Advisor Value Strategies Fund          799 units                             15,854
                                                                                              ----------

                                                            Total mutual funds                   162,702
                                                                                              ----------

                                                            Total investments                 $  754,270
                                                                                              ==========

* Related party-in-interest

        The accompanying notes are an integral part of these statements

                RAIT Investment Trust 401(k) Profit Sharing Plan

                                 EIN 23-2919819
                                  Plan No. 001

         SCHEDULE H, PART 4j - FORM 5500 - REPORTABLE (5%) TRANSACTIONS

                          Year ended December 31, 2002

                                                                                            (f)                (h) Current
                                                                                          Expense               value of     (i) Net
                                                                                         incurred               asset on      gain
(a) Identity of party   (b) Description of      (c) Purchase   (d) Selling  (e) Lease      with      (g) Cost  transaction     or
        involved                asset                price          price      rental   transaction  of asset     date       (loss)
        --------                -----                -----          -----      ------   -----------  --------     ----       ------
Category (ii) - series
of transactions

RAIT Investment Trust   RAIT Investment Trust
401(k) Profit Sharing   Common Stock (6
Plan                    purchases)                 $ 98,895      $   -       $   -        $   -      $ 98,895    $ 98,895     $   -

There were no category (i), (iii) or (iv) reportable transactions during the Plan year.

        The accompanying notes are an integral part of these statements.

                RAIT Investment Trust 401(k) Profit Sharing Plan

                                 EIN 23-2919819
                                  Plan No. 001

           SCHEDULE I, PART II 4a - FORM 5500 - NONEXEMPT TRANSACTIONS

                          Year ended December 31, 2002



                                    (c) Description of
                                       transactions
                 (b) Relationship   including maturity
                     to plan,          date, rate of
                   employer, or          interest,
 (a) Identity         other             collateral,                      (e)                (g) Expense
  of party            party-in-        par or maturity   (d) Purchase   Selling  (f) Lease  incurred with    (h) Cost
 involved            interest              value            price       price     rental    transaction(*)  of asset
 --------            --------              -----            -----       -----     ------    --------------  --------

RAIT Investment  Plan sponsor and   Failure to            $ 52,376      $   -     $   -        $   35        $52,376
Trust             administrator     transmit
                                    to the plan any
                                    participant
                                    contributions
                                    within
                                    the time
                                    prescribed
                                    (8 day periods)



(i) Current
   value of
   asset on     (j) Net
 transaction     gain or
    date       (loss)(*)
    ----       ---------
 $ 52,376      $   -


(*) RAIT Investment Trust has filed the appropriate Form 5330 to calculate the
Section 4975 tax on prohibited transactions, and has also paid the costs of the excise tax.

There were no category (i), (ii), (iii) or (iv) reportable transactions during the Plan year.

        The accompanying notes are an integral part of these statements.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                 RAIT INVESTMENT TRUST
                 401(k) PROFIT SHARING PLAN


                 By:     /s/ Ellen J. DiStefano     Date: September 22, 2003
                         ----------------------
                         ELLEN S. DISTEFANO, as trustee
                         of the RAIT Investment Trust
                         401(k) Profit Sharing Plan

                 By:     /s/ Jonathan Z. Cohen      Date: September 22, 2003
                         ---------------------
                         JONATHAN Z. COHEN, as trustee
                         of the RAIT Investment Trust
                         401(k) Profit Sharing Plan

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                               DESCRIPTION
------                               -----------


23          Consent of Grant Thornton LLP.

32.1 Section 1350 Certification by the Chief Executive Officer of RAIT Investment Trust, which is the administrator of the RAIT Investment Trust 401(k) Profit Sharing Plan.

32.2 Section 1350 Certification by the Chief Financial Officer of RAIT Investment Trust, which is the administrator of the RAIT Investment Trust 401(k) Profit Sharing Plan.